Exhibit (21)
Clearwater Paper Corporation
Subsidiaries

Entity	Jurisdiction of Incorporation or formation	Name Under Which Entity Conducts Business

Clearwater Fiber, LLC	Delaware	None

Manchester Industries Inc. of Virginia	Virginia	None

Cellu Tissue Holding, LLC	Delaware	None